

15045861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2015

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2014__ AND ENDING __12/31/2014__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercadien Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__3625 Quakerbridge Road__

(No. and Street)

__Hamilton__   __NJ__   __08619__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Ken Kamen__   __609-689-9700__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Rosenberg Rich Baker Berman & Company__

(Name – *if individual, state last, first, middle name*)

__265 Davidson Avenue, Suite 210__   __Somerset__   __NJ__   __08873__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Kenneth Kamen** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mercadien Securities** , as of **12/31** , 20 **14** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SWORN TO AND SUBSCRIBED
BEFORE ME THIS

2 DAY OF _Feb_ 20 _15_

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mercadien Securities, LLC
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2014

Mercadien Securities, LLC
Index to the Financial Statements
December 31, 2014


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
 Mercadien Securities, LLC

We have audited the accompanying financial statements of Mercadien Securities, LLC ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in Member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mercadien Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2015

1

Mercadien Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets

Current Assets		
Cash	$	51,616
Deposit with clearing agent		50,000
Due from clearing agent		7,780
Prepaid expenses		7,184
Total Assets	$	116,580

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	10,626
Due to related party		2,370
Total Liabilities		12,996
Commitments and Contingencies		
Members' Equity		103,584
Total Liabilities and Members' Equity	$	116,580

Mercadien Securities, LLC
Statement of Operations
Year Ended December 31, 2014

Revenues		
Investment advisory fees	$	1,982,806
Asset management fees		13,812
Interest income		408
Total Revenues		1,997,026
Operating Expenses		
Administrative charges		11,229
Money manager fees		422,468
Management fees		1,358,000
Customer clearance		163,237
License		14,554
Publications		1,091
Other Insurance		1,702
Professional membership and dues		526
Legal and professional fees		13,000
Occupancy		11,266
Miscellaneous		1,096
Other taxes		50
Total Operating Expenses		1,998,219
Net Loss	$	(1,193)

The accompanying notes are an integral part of the financial statements.

3

Mercadien Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2014

	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 99,011	$ 5,766	$ 104,777
Net Loss for the Year Ended December 31, 2014	-	(1,193)	(1,193)
Balance, December 31, 2014	$ 99,011	$ 4,573	$ 103,584

The accompanying notes are an integral part of the financial statements.

Cash Flows From Operating Activities

Net Loss	$	(1,193)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
(Increase) in Assets		
Due to clearing agent		(2,832)
Prepaid expenses		(362)
Increases (Decreases) in Liabilities		
Accounts payable		244
Due to related party		(3,178)
Net Cash Used In Operating Activities		(7,321)
Net Decrease in Cash		(7,321)
Cash, Beginning of Year		58,937
Cash, End of Year	$	51,616

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

Mercadien Securities, LLC (the Company) is a Registered Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a brokerage firm that sells securities and provides investment banking and investment advisory services to corporations and individuals located in New Jersey.

Basis of Accounting

The Company employs the accrual method of accounting for financial reporting purposes.

Cash and Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. The Company's 2010, 2011, 2012, 2013, and 2014 Federal and New Jersey tax returns remain subject to examination by taxing authorities.

Investment Advisory Fees and Revenue Recognition

Investment advisory fees are calculated and charged quarterly in advance based on the market value of accounts on the last day of the previous quarter. Clients receive a pro rata refund of any unearned fees should they terminate their relationship with the company prior to the end of the quarter.

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Subsequent Events Evaluation Date
The Company evaluated the events and transactions subsequent to its December 31, 2014 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 25, 2015, which is the date the financial statements were issued.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Capital Markets Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $96,400, which was $46,400 in excess of its required net capital. The Company's net capital ratio was .13 to 1.

RELATED PARTY TRANSACTIONS

Effective July 1, 2010, the Company entered into a revised Expense and Facilities Sharing Agreement with an affiliate of one of the Company's members. The agreement is effective for one year, with automatic annual renewal periods, cancelable by either party with proper notice of termination. Under the terms of the revised agreement, the Company leases office space in Hamilton from the affiliate on a month to month basis currently at a rate of $855 per month. Rent expense under this agreement amounted to $11,266 for the year ended December 31, 2014. No amounts were unpaid or outstanding under this arrangement as of December 31, 2014.

Terms of the revised Expense and Facilities Sharing Agreement also provide the Company with certain administrative support services from the affiliate on a month to month basis. Expenses under this arrangement amounted to $11,229 for the year ended December 31, 2014. The Company owed no outstanding amounts under this arrangement as of December 31, 2014.

The Company collects asset management fees on behalf of a related entity. The Company then remits those fees to the related entity. During the year ended December 31, 2014, the Company collected $1,358,000 and remitted $1,358,000 under this arrangement. As of December 31, 2014, the Company did not have any management fees owed to the related entity.

As of December 31, 2014, the Company owed $2,370 to a related party for an expense reimbursement paid on behalf of the Company. Such amount was remitted in the subsequent period.

SUPPLEMENTAL SCHEDULES

Mercadien Securities, LLC
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2014

NET CAPITAL

Total Members' Equity	$	103,584

Deductions and/or Charges:
Non-Allowable Assets:

Prepaid expenses		7,184
Total Non-Allowable Assets		7,184
Net Capital	$	96,400
AGGREGATE INDEBTEDNESS	$	12,996

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	866
Minimum dollar net capital requirement	$	50,000
Excess Net Capital	$	46,400
Net Capital less 120% of minimum net capital requirement	$	36,400
Ratio of Aggregate Indebtedness to Net Capital		.13 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2014.



ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Mercadien Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mercadien Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mercadien Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Mercadien Securities, LLC stated that Mercadien Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mercadien Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercadien Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2015

9

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

Mercadien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Mercadien Securities, LLC

I, Kenneth Kamen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Kenneth Kamen

Title: President _____

February 25, 2015 _____



ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

**Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)**

To the Members of
Mercadien Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mercadien Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mercadien Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Mercadien Securities, LLC's management is responsible for Mercadien Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by Mercadien Securities, LLC noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper reconciliations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 25, 2015

11

Mercadien Securities, LLC
Securities Investor Protection Corporation
General Assessment Reconciliation
For the Year ended December 31, 2014
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

SIPC Net Operating Revenue	$1,997,027
General Assessment at .0025	$ 4,993
Less:	
Payment made with SIPC-6	2,462
Payment made with SIPC -7	$ 2,531